

March 9, 2012

Via Facsimile
John Carlson
Chief Executive Officer & President
Capital Financial Holdings, Inc.
1 Main Street North
Minot, North Dakota 58703

> **Re: Capital Financial Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **Response dated January 17, 2012**
> **File No. 000-25958**

Dear Mr. Carlson:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010
Financial Statements and Notes
Note 12 – Goodwill

1.   We note your responses to comments seven and eight of our letter dated January 3, 2012. Given that goodwill represents approximately 35% of your total assets, please revise your future filings to provide more granular disclosure of your goodwill impairment policy. Your disclosure should include the following:

- Amount of goodwill allocated to each reporting unit;

- Description of the methods and key assumptions used to determine the fair value of your reporting units and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions;

- For those reporting units that did not fail step one of your goodwill impairment analysis,

    - Disclosure stating whether the estimated fair value substantially exceeds the carrying value of your reporting unit; or

    - Disclosure of the percentage by which fair value exceeded carrying value as of the date of the most recent test to the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis; and

- Discussion of how you measured your impairment loss in accordance with ASC 350-20-35-9 through 35-19 in the event you fail step one of your goodwill impairment testing analysis.

2.   As a related matter, to the extent that you pass step one of your goodwill impairment analysis, please also explain in your disclosure why you believe your book value is greater than your market capitalization and why this should not be considered an indication of goodwill impairment.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director